

Interim ... as at 30 June 2003

INTERIM GROUP REPORT OF DEPFA BANK PLC AS AT 30 JUNE 2003 ++ ACCORDING TO US-GAAP ++

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 2.4 bn
Number of shares: 35,301,972



59.2%
40.8%

- Free float
- DEPFA Holding Verwaltungsgesellschaft mbH

8.50%	Bayerische Beamten-Lebensversicherung aG
8.50%	Schweizerische Lebensvers.- und Rentenanstalt
6.36%	Versorgungsanstalt des Bundes u. d. Länder
5.78%	Bankhaus Lampe KG
5.00%	Deutscher Ring Beteiligungs-Holding
2.73%	Schmidt-Bank
2.61%	Entenial S.A.
1.30%	Condor Lebensversicherungs-AG

Net income and ROE after tax



€m
300
250
200
150
100
50
0
%
30
25
20
15
10
5
0
26.9
20.5
14.8
22.3
29.7
174
162
137
236
176
1999
2000
2001
2002
06/2003

The figures for 1999-2000 are from the Segmental reporting by operating unit note in the DEPFA Group annual reports.

Group figures according to US-GAAP

	01.01.2003 - 30.06.2003 € m	01.01.2002 - 30.06.2002 € m	Change € m	Change %
Earnings				
Total net interest income	180	180		
Net interest income incl. interest from derivatives	175	132	43	32.6
Net commission income	36	-3	39	
Income from sale of assets	52	70	-18	-25.7
Trading result	30	-35	65	
of which from securities	32	3	29	
of which derivatives valuation	3	10	-7	
of which interest	-5	-48	43	
Total earnings	**298**	**212**	**86**	**40.6**
Personnel expenditure	-31	-27	4	14.8
Other administrative expenditure	-21	-14	7	50
Depreciation on intangible assets	-2	-2		
Administrative expenditure	**-54**	**-43**	**11**	**25.6**
Other income and expenditure	-6	1	-7	
Provision for loan losses	–	–		
Income before income taxes	**238**	**170**	**68**	**40**
Income taxes	-56	-21	35	166.7
Income after income taxes	**182**	**149**	**33**	**22.1**
Minority interest income	-6	-7	-1	-14.3
Group net income	**176**	**142**	**34**	**23.9**
Key ratios (continuing operations)				
Cost/income ratio	18.1%	20.3%		
Earnings per share (€)	5.06	4.02	1.04	26
RoE after tax	29.7%	28.9%		
Portfolio	**30.06.2003**	**31.12.2002**		
Public sector finance	117,519	113,130	4,389	3.9
Equity	1,232	1,136	96	8.5
Total assets	156,968	145,847	11,121	7.6
Ratings	**Fitch**	**Moody's**	**S&P**	
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–	

(all figures relate solely to "continuing operations" and do not include results from "discontinued operations")



Contents

Group balance sheet as at 30 June 2003 of DEPFA BANK plc

Assets (€ m)	30.06.2003	31.12.2002
Cash and balances with central banks	735	645
Loans and advances to banks	16,565	13,281
Loans and advances to customers	61,995	59,764
Debt securities and other fixed income securities	69,687	64,566
Equities and other non fixed income securities	27	23
Equity participations	7	7
Intangible assets	5	5
Property and equipment	12	15
Other assets	3,726	3,120
Accrued interest and prepaid expenses	4,209	4,421
Total assets	**156,968**	**145,847**

Shareholders' equity and liabilities (€ m)	30.06.2003	31.12.2002
Liabilities to banks	44,306	36,774
Liabilities to customers	3,671	3,554
Debt securities issued	92,545	89,625
Other liabilities	9,508	8,605
Accrued interest and deferred income	4,335	4,752
Provisions	265	233
Hybrid capital	863	926
Minority interest	243	242
Total liabilities	**155,736**	**144,711**
Equity		
Subscribed capital	103	105
Capital reserve	374	396
Retained earnings	644	503
Other comprehensive income	111	132
Total equity	**1,232**	**1,136**
Total shareholders' equity and liabilities	**156,968**	**145,847**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	46	62
Irrevocable loan commitments	3,079	4,430

Group profit and loss account for the period 1 January to 30 June 2003 of DEPFA BANK plc

€ m	30.06.2003	30.06.2002
Interest receivable and similar income from		
lending and money market business	1,929	1,885
fixed income securities	1,371	1,330
Interest payable and similar expenses	-3,120	-3,035
Net interest income	**180**	**180**
Commission income	57	2
Commission expenditure	-21	-5
Income from sale of assets	**52**	**70**
Trading result	**30**	**-35**
Operating income	**298**	**212**
General administrative expenses	-52	-41
Depreciation and amortisation of intangible assets and property and equipment	-2	-2
Other income and expenditure	-6	1
Operating results before provision for loan losses	**238**	**170**
Provision for loan losses	–	–
Income before taxes	**238**	**170**
Income and deferred taxes	-56	-21
Income after taxes	**182**	**149**
Minority interest	**-6**	**-7**
Group Net Income from continuing operations	**176**	**142**
Results from discontinued operations	**-**	**-301**
Group Net Income	**176**	**-159**
Weighted average number of ordinary shares	34,755,575	35,301,972
Earnings per share from continuing operations (€)	**5.06**	**4.02**
Earnings per share for discontinued operations (€)	**-**	**-8.52**
Total earnings per share (€)	**5.06**	**-4.50**
Diluted earnings per share (€)	**5.06**	**-4.50**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital reserve	Retained earnings	Other comprehensive Income		Total
				Unrealised gains/losses from market valuation of securities	Unrealised result from cash flow hedges	
Balance at 1 January 2003	**105**	**396**	**503**	**106**	**26**	**1,136**
Group net income	–	–	176	–	–	176
Other comprehensive income	–	–	–	16	–37	–21
Comprehensive income	**–**	**–**	**176**	**16**	**–37**	**155**
Dividends	–	–	–35	–	–	–35
Share compensation cost	–	4	–	–	–	4
Purchase of own shares	–2	–26	–	–	–	–28
Balance at 30 June 2003	**103**	**374**	**644**	**122**	**–11**	**1,232**

Comparison of Quarterly Results

	01.01.2003 - 31.03.2003 € m	01.04.2003 - 30.06.2003 € m	€ m	Change %
Earnings				
Total net interest income	80	100	20	25
Net interest income incl. interest from derivatives	80	95	15	18.8
Net commission income	20	16	-4	-20
Income from sale of assets	18	34	16	88.9
Trading result	26	4	-22	-84.6
of which from securities	16	16		
of which derivatives valuation	10	-7	-17	
of which interest	–	-5	-5	
Total earnings	**144**	**154**	**10**	**6.9**
Personnel expenditure	-14	-17	3	21.4
Other administrative expenditure	-12	-9	-3	-25
Depreciation on intangible assets	-1	-1		
Administrative expenditure	**-27**	**-27**		
Other income and expenditure	-2	-4	-2	100
Provision for loan losses	–	–		
Income before income taxes	**115**	**123**	**8**	**7**
Income taxes	-29	-27	-2	-6.9
Income after income taxes	**86**	**96**	**10**	**11.6**
Minority interest income	-3	-3		
Group net income	**83**	**93**	**10**	**12**
Key ratios				
Cost/income ratio	18.8%	17.5%		
Earnings per share (€)	2.38	2.68	0.30	12.6
RoE after tax	28.7%	30.9%		
Portfolio	**31.03.2003**	**30.06.2003**		
Public sector finance	115,204	117,519	2,315	2.0
Equity	1,178	1,232	54	4.6
Total assets	150,176	156,968	6,792	4.5

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2002.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 June 2002 are based on the DEPFA Group interim report as at 30 June 2002.

(1) Loans and advances to banks

€ m	30.06.2003	31.12.2002
Public sector loans	5,450	6,164
Other loans and advances	11,086	7,093
Net deferred items	29	24
of which premiums	29	24
of which discounts	–	–
Total	**16,565**	**13,281**
of which repayable on demand	206	797

(2) Loans and advances to customers

€ m	30.06.2003	31.12.2002
Public sector loans	55,781	53,008
Property loans	5,030	5,787
Other loans and advances	1,104	1,019
Net deferred items	222	92
of which premiums	240	118
of which discounts	–18	–26
Less provision for loan losses	–142	–142
Total	**61,995**	**59,764**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	2003	2002
Balance at 1 January	**142**	**801**
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers as part of spin-off	–	–561
Charge-offs	–	–95
Recoveries	–	–3
Balance at 30 June	**142**	**142**

(4) Debt securities and other fixed income securities

€ m	30.06.2003	31.12.2002
Held to maturity	20	59
Available for sale	69,093	63,925
Trading	574	582
Total	**69,687**	**64,566**

(5) Liabilities to banks

€ m	30.06.2003	31.12.2002
Deposits	14,775	8,929
Other liabilities	29,533	27,848
Net deferred items	–2	–3
Total	**44,306**	**36,774**
of which due on demand	961	1,399

(6) Liabilities to customers

€ m	30.06.2003	31.12.2002
Deposits	2,406	2,180
Other liabilities	1,265	1,373
Net deferred items	–	1
Total	**3,671**	**3,554**
of which due on demand	238	4

(7) Debt securities issued

€ m	30.06.2003	31.12.2002
Debt securities issued		
Public sector covered bonds	62,911	58,222
Mortgage covered bonds (Hypothekenpfandbriefe)	1,632	2,238
Other debt securities	7,501	9,103
Money market securities	21,364	20,351
Net deferred items	–863	–289
Total	**92,545**	**89,625**

(8) Net interest income

€ m	30.06.2003	30.06.2002
Interest income from public sector finance	1,616	1,584
Interest income from other lending business and money market transactions including property finance	313	301
Interest income from fixed income securities	1,371	1,330
Interest expenditure for		
Covered bonds	–1,388	–1,491
Other debt securities	–199	–131
Borrowings	–26	–28
Hybrid capital	–26	–40
Other banking transactions	–1,481	–1,345
Total	**180**	**180**

(9) Net commission income

€ m	30.06.2003	30.06.2002
Commission income from banking transactions	57	2
Commission expenditure from banking transactions	–17	–4
Other commission expenditure	–4	–1
Total	**36**	**–3**

(10) Trading result

€ m	30.06.2003	30.06.2002
Securities trading results	32	3
Valuation of derivatives / FAS 133	3	10
Net interest on trading derivatives	–5	–48
Total	**30**	**–35**

(11) General administrative expenses

€ m	30.06.2003	30.06.2002
Personnell expenditure		
Wages and salaries	27	22
Social security costs	4	5
(of which for pensions)	(2)	(1)
Other administrative expenditure	21	14
Total	**52**	**41**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 June 2003:

€ m	Nominal amount Residual maturity			
	< = 1 year	1– 5 years	> 5 years	Total
Interest rate and currency swaps	33,710	49,778	72,264	155,752
Interest rate futures and forward rate agreements	1,094	–	1,548	2,642
Interest rate options purchased	69	127	1,263	1,459
Interest rate options written	1,575	893	1,681	4,149
Other interest rate contracts	1,171	2,192	3,725	7,088
Foreign exchange forward contracts	7,580	–	–	7,580
Credit derivatives	141	1,017	2,644	3,802
Total	**45,340**	**54,007**	**83,125**	**182,472**

Other details

New commitments

€ m	1.1.–30.06.2003	1.1.–30.06.2002
Public sector finance	27,073	4,830
Other loans	1,029	367
Total	**28,102**	**5,197**

Primary sale of debentures including loans taken up

€ m	1.1.–30.06.2003	1.1.–30.06.2002
Public sector covered bonds	11,814	4,180
Other debentures	459	301
Loans taken up	254	–
Total	**12,527**	**4,481**

Employees

	30.06.2003	30.06.2002
Total	**332**	**261**
of which part time employees	17	12

Regulatory capital and equity ratios

Own funds (€ m)	30.06.2003 Irish Financial Services Regulatory Authority	31.12.2002 Central Bank of Ireland
Core capital (Tier I)	1,266	1,053
Supplementary (Tier II)	863	867
Total own funds	**2,129**	**1,920**

Equity ratios	30.06.2003 Irish Financial Services Regulatory Authority	31.12.2002 Central Bank of Ireland
Core capital ratio	10.8%	8.8%
Total capital ratio	18.1%	15.8%

All of the above regulatory capital and equity ratios were produced in accordance with the regulations of the Irish Financial Services Regulatory Authority, formerly the Central Bank of Ireland (CBI). The capital figures and equity ratios for 31 December 2002 were those reported to the CBI. The capital and equity ratios for 30 June 2003 include the audited and retained profits for 2002.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
11/13 Knightsbridge, 3rd floor
London SW1X 7LY, United Kingdom
Phone +44 20 7259-3750, Fax +44 20 7245-6822

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Agency
570 Lexington Ave., 39th floor
New York, N.Y. 10022, United States
Phone +1 212 682-6474, Fax +1 212 867-7810

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
11/13 Knightsbridge, 4th floor
London SW1X 7LY, United Kingdom
Phone +44 20 7201-7000, Fax +44 20 7245-0598

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 626-4068, Fax +31 20 626-4068



DEPFA BANK plc
3, Harbourmaster Place · Dublin 1, Ireland
Phone +353 1 607-1600 · Fax +353 1 829-0213
www.depfa.com · info@depfa.com